Exhibit 12.1

Statement of Computation of Ratios

Ratio of earnings to fixed charges is computed by dividing income before taxes and fixed charges by fixed charges.  Fixed charges consist of interest charges, capitalized interest and amortization of debt issuance costs.

	Fiscal Years Ending December 31,										Six Months Ending June 30,
	2007		2006		2005		2004		2003		2008		2007

Income (loss) before income taxes	$20,745		$21,728		$6,143		$(8,256)		$6,828		$17,542		$13,467
Less: Capitalized interest	1,172		1,494		3,703		1,826		760		1,323		197
Add:
Interest expense	25,835		26,658		25,972		22,688		18,883		13,510		12,876
Debt issuance cost amortization	1,552		966		1,772		1,436		1,157		725		788

Earnings (loss) as defined	$46,960		$47,858		$30,184		$14,042		$26,108		$30,454		$26,934

Interest expense	$25,835		$26,658		$25,972		$22,688		$18,883		$13,510		$12,876
Debt issuance amortization	1,552		966		1,772		1,436		1,157		725		788

Fixed charges as defined	$27,387		$27,624		$27,744		$24,124		$20,040		$14,235		$13,664

Ratio of earnings to fixed charges	1.71	x	1.73	x	1.09	x	0.58	x*	1.30	x	2.14	x	1.97	x

* For the fiscal year ended December 31, 2004, fixed charges exceeded earnings by approximately $10.1 million.